Filed by Liberty Media Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Subject Company: Liberty Media Corporation

Commission File No.: 001 - 33982

Excerpts from the Transcript of

Liberty Media Corporation at the Bank of America Merrill Lynch

Media, Communications & Entertainment Conference

held on September 15, 2010

Jessica Reif Cohen - Bank of America Merrill Lynch - Analyst

What is your favorite tracker currently and why?

John Malone - Liberty Media Corporation - Chairman

Well, I love all my children and currently, I think that there are buybacks in two of the three that the company is engaged in, or is authorized to do. The third is really — LINTA, we really are not or have not been buying stock back pending a decision on whether or the separation of LINTA into a separate asset-backed company is going to be okay with the bondholders, but I would say each one is sort of different.

Starz on a multiple basis seems cheap to me. We now have strong operating management. Chris [Albrecht] came over from HBO. We’ve had good success with the first couple of major series that we’ve added to the programming lineup. Obviously, the Netflix deal with Epix kind of demonstrates the kind of economics that might be available for that component of the programming right, fairly big numbers. So I think in the short run, Starz is pretty cheap. [LCAPA] is — a sum of the parts analysis, it’s cheap, particularly if you are as enthusiastic about SIRIUS, SIRIUS XM, as we are and I’m quite enthusiastic about it.

And then QVC just continues to grind out massive amounts of free cash flow, that you’re talking there about a leveraged free cash flow asset with cheap leverage and good tax attributes. So that one looks to me like it’s pretty cheap. So I was explaining to somebody a little while ago that in 37 years in the business, we have never issued equity except twice. Once was in September of ‘87 and we bought it back in November of ‘87 after we issued it at about $0.[60] on the dollar and that was when we bought Heritage Communications.

So generally speaking, we’ve always believed that our company was trading cheap on the public market and we’ve been a net acquirer of shares, redeemer of shares, consistently. We’ve never paid dividends because we think shareholders should have the right to decide whether they want to take capital back or not. So buybacks have always been our preferred method for — and we’ve done tax-free distributions which are involuntary, but don’t involve a decision by the shareholders, so those are kind of our ways of returning capital. So I don’t know which one would be my favorite. . .

Audience Participant

Assuming the LINTA spin, the hard spin, goes according to plan, what happens to the remaining trackers? And on a sort of separate but related issue, in the case of SIRIUS, are there any advantages in doing a spin [of] your holding?

John Malone - Liberty Media Corporation - Chairman

Well, certainly, I’ll answer the second question first. We could follow the pattern of DirecTV with SIRIUS in which we could presumably spin it, along with a five-year trade or business to meet the rules, put enough juice in it, such that it would constitute more than 50% of the vote and value of the resulting rollup and do it in accordance with a prearranged deal, very similar to DirecTV. That’s a possibility; it’s a possibility that comes up every time we look at structural options. We obviously have not made any decisions on that. We still think SIRIUS is cheap; we probably would like to own more of it. So I think we’re still in the create value, rather than distribute value mode with respect to that particular asset.

With respect to what happens if we separate LINTA and it becomes basically QVC, a retail e-commerce business, from the rest, I think the question (sic) to that is very much tied up in what happens to Starz. Do we retain Starz as a core asset and build around it with other entertainment assets such as Live Nation and SIRIUS, or does Starz have a higher economic value in combination with some other entity, in which case it would be likely that it would get spun or separated in some way from the rest.

So I think those are all works in process. We don’t really have a specific structural plan yet, Dennis, but every time we go to the white board, those are some of the considerations that we’re looking at. Also, I might say, Greg has a four-year contract, so peaking out too early is not probably in our CEO’s interest.

Audience Participant

Speaking of Starz, can you talk maybe about how the Epix Networks transaction has maybe changed some of the possibilities (inaudible) what you were just saying there as it relates to a higher value [of some of the entities] as it stands? What’s the thought process in terms of a billion dollar balance sheet, etc.?

John Malone - Liberty Media Corporation - Chairman

Well, of course, Starz is unlevered. It sits with a billion of cash within the Liberty Starz tracking stock entity and we are not well noted for under-levered enterprises. So it’s unlikely that we’re going to sit with Starz paying a full statutory tax load for very long, so we’ve got to do something. Exactly what we’re going to do, I think, is in deliberation right now.

And clearly, the number one question for us is the issue of the bondholders in Liberty at large relative to the question of substantially all in the creation of the QVC-LINTA separation. That is kind of — as Yogi Berra said, “That’s the fork in the road that we gotta take.” So until we know the answer to that, we’re a little bit frozen in terms of what we do relative to realization on Starz, but as I say, it’s highly unlikely we’re going to let Starz sit there unlevered and sit with zero yield on the cash.

I mean, that’s not — that’s no good. So we’ll do something. We probably won’t really be in a position to do something until probably the first quarter of next year to actually execute something, but we’ll definitely do something. And of course, I’m very high on Chris and the kind of energy he’s bringing to that business, so we’ll see, but obviously, that whole industry is going through a lot of transition. Those digital rights that Starz sits on are clearly worth a lot and I don’t think it’s likely that we’ll sit there and be a passive player in the streaming over-the-top world for very long.

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The foregoing transcript includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the proposed split-off and the conditions to its completion and the future performance of our businesses and tracking stocks, and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, our ability to complete the proposed split-off and the realization of our performance expectations. These forward-looking statements speak only as of the date of the foregoing, and Liberty expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Additional Information

Nothing in the transcript shall constitute a solicitation to buy or an offer to sell shares of the entity to be split-off from Liberty or any of the Liberty tracking stocks described in the transcript. The offer and sale of such shares in the proposed split-off will only be made pursuant to an effective registration statement. Liberty stockholders and other investors are urged to read the registration statement to be filed with the SEC, including the proxy statement/prospectus to be contained therein, because it will contain important information about the transaction. A copy of the registration statement and the proxy statement/prospectus, once filed, will be available free of charge at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5408.

Participants in a Solicitation

The directors and executive officers of Liberty and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the split-off. Information regarding Liberty’s (and, if formed, the new company’s) directors and executive officers and other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be available in the proxy materials to be filed with the SEC.